13131 Lake Fraser Drive S.E.
Calgary, Alberta, Canada T2J 7E8
Bruce G. Waterman	Telephone:	(403) 225-7000
Senior Vice President, Finance &	Direct Line:	(403) 225-7297
Chief Financial Officer	Facsimile:	(403) 225-7628

VIA EDGAR

July 13, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Agrium Inc.
Form 40-F (File No. 001-14460)

Ladies and Gentlemen:

Reference is made to your correspondence dated June 29, 2005 and the additional comment by the SEC Staff in respect of our Response Letter dated June 22, 2005 concerning the Form 40-F (the “Form 40-F”) of Agrium Inc., a Canadian corporation (the “Company”), for the fiscal year ended December 31, 2004. We have reproduced your comment for ease of reference and the Company’s response follows thereafter:

Comment 1:

Evaluation of Disclosure Controls and Procedures, Page 3

1.	We note your proposed statement that “disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of our disclosure controls and procedures.

Response to Comment 1

In our future filings, we propose to add the following statement to our disclosure relating to the evaluation of disclosure controls and procedures by our certifying officers:

“The Registrant’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Registrant’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 40-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, including the Form 40-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any comments or questions concerning the above responses, please do not hesitate to contact the undersigned by telephone at (403) 225-7297 or by e-mail at bwaterma@agrium.com at your convenience.

Yours truly, /S/ Bruce G. Waterman Bruce G. Waterman Senior Vice President, Finance & Chief Financial Officer

cc:	Andrew J. Foley
Paul, Weiss, Rifkind, Wharton & Garrison LLP